February 7, 2002
IM Ref. No. 20011019110
Seligman New Technologies Fund II, Inc.
File No. 811-9849

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

By letter dated February 6, 2002, you request our assurance that we would not recommend enforcement action to the Commission under Section 205 of the Investment Advisers Act of 1940 ("Advisers Act") if J. & W. Seligman & Co. Incorporated ("Seligman") performs under, renews, or extends an investment advisory contract with Seligman New Technologies Fund II, Inc. ("Fund"), which contract provides for compensation to Seligman on the basis of a share of capital gains upon or capital appreciation of the assets of the Fund (a "Performance Fee") notwithstanding that certain shareholders of the Fund are not "qualified clients," as defined in Rule 205-3(d)(1) under the Advisers Act ("Qualified Clients").[1]

Seligman is an investment adviser registered under the Advisers Act. The Fund is a closed-end management investment company registered under the Investment Company Act of 1940 ("Investment Company Act"). Seligman and the Fund have entered into an investment advisory contract under which the Fund has agreed to pay Seligman a Performance Fee in addition to a management fee ("Incentive Contract").

The Fund completed its initial public offering on June 22, 2000. The Fund's shares are not listed on any securities exchange, and it is uncertain whether a secondary market will develop for the Fund's shares. In order to provide a limited degree of liquidity to shareholders, the Fund conducts quarterly repurchase offers of its shares pursuant to Rule 23c-3 under the Investment Company Act. The Fund may offer and sell to existing shareholders additional

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1 Rule 205-3(d)(1) generally defines a Qualified Client to include: (i) a natural person who, or a company that, immediately after entering into an investment advisory contract that provides for a Performance Fee, has at least $750,000 under the management of the investment adviser; (ii) a natural person who, or company that, the investment adviser reasonably believes, immediately before entering into the contract with its client, either has a net worth of more than $1,500,000 or is a qualified purchaser as defined in Section 2(a)(51)(A) of the Investment Company Act at the time the contract is entered into; and (iii) a natural person who, immediately before entering into the contract, is an executive officer, director, trustee, general partner, or person serving in a similar capacity, of the investment adviser, or a knowledgeable employee of the adviser as described in paragraph (d)(1)(iii)(B) of the rule.

Section 2(a)(51)(A) of the Investment Company Act generally defines a "qualified purchaser" to include: (i) a natural person who owns not less than $5,000,000 in investments; (ii) a trust that meets certain requirements; and (iii) any person who in the aggregate owns and invests on a discretionary basis not less than $25,000,000 in investments.

shares in amounts approximately equal to the number of shares purchased by the Fund in its periodic repurchase offers.

Section 205(a)(1) of the Advisers Act generally prohibits any investment adviser, unless exempt from registration pursuant to Section 203(b) of the Advisers Act, from entering into, extending, renewing, or performing under any investment advisory contract if the contract includes a Performance Fee. Rule 205-3 under the Advisers Act, however, permits any investment adviser to charge its clients a Performance Fee if, among other things, each client subject to the Performance Fee is a Qualified Client. Under Rule 205-3(b), a client includes each equity owner of a registered investment company. Thus, in order to be able to rely on Rule 205-3, an investment adviser to a registered investment company must look through the registered investment company and ensure that each equity owner of the registered investment company is also a Qualified Client.[2]

You state that Fund shares have been offered and sold only to investors who were Qualified Clients at the time of their purchase of Fund shares. You further state that the Fund has developed transfer restrictions and other procedures to be followed by broker-dealers who hold the Fund's shares on behalf of customers. The procedures are designed to ensure that each transferee of the Fund's shares is a Qualified Client.[3] The Fund's prospectus discloses that any purported transfer, including by gift or bequest, to a person who is not a Qualified Client will be void and the intended transferee will acquire no rights in the shares sought to be transferred. On the basis of these transfer restrictions, and other Fund procedures, you represent that the

2 Exemption to Allow Investment Advisers to Charge Fees Based Upon a Share of Capital Gains Upon or Capital Appreciation of a Client's Account, Investment Advisers Act Release No. 1731 (July 15, 1998) at text accompanying nn. 28-32 (with respect to clients identified under Rule 205-3(b), including registered investment companies, advisers must " 'look through' the legal entity to determine whether each equity owner of the [identified client] would be a qualified client. [Footnote omitted.] Under this provision, each 'tier' of such entities must be examined in this manner.").

3 You note that Fund shareholders may include companies that are excluded from the definition of investment company under Section 3(c)(7) of the Investment Company Act ("3(c)(7) companies"). You assert that Rule 205-3 under the Advisers Act does not require Seligman to "look through" such a 3(c)(7) company that is also a qualified purchaser under Section 2(a)(51)(A) of the Investment Company Act to determine whether that company's equity owners are also Qualified Clients. You further assert that Rule 205-3 does not prohibit transfers of such companies' shares by their equity owners, although the transferees generally must be qualified purchasers for those companies to ensure the continuation of their status under Section 3(c)(7). We agree. *See* Exemption to Allow Investment Advisers to Charge Fees Based Upon a Share of Capital Gains Upon or Capital Appreciation of a Client's Account, Investment Advisers Act Release No. 1731 at n. 31 (July 15, 1998) (release accompanying the adoption of amendments to Rule 205-3) ("[T]he look through provision does not apply to section 3(c)(7) companies, which are excepted from the performance fee prohibition by section 205(b)(4) of the Advisers Act.").

Performance Fee arrangement in the Incentive Contract currently complies with Rule 205-3 under the Advisers Act.[4]

You state, however, that the transfer restrictions described above may dissuade shareholders and potential shareholders of the Fund from acquiring additional Fund shares in future offerings. You therefore propose that the Fund amend the transfer restrictions so that a Fund shareholder may transfer Fund shares owned by him or her to: (i) persons by way of a gift, bequest, or pursuant to an agreement related to a legal separation or divorce; (ii) the shareholder's estate; and/or (iii) any company established by the shareholder exclusively for the benefit of (or owned exclusively by) the shareholder, the shareholder's estate, and/or persons described in (i) above. (All of such transfers are referred to as "Permitted Transfers" and all persons receiving shares as a result of a Permitted Transfer are referred to as "Permitted Transferees.") The Fund would inform shareholders of their ability to transfer shares to Permitted Transferees in its periodic reports to shareholders and, in the event of a future offering, in its prospectus. You state that the proposal is intended to accommodate transfers by gift or bequest, for estate planning purposes, or pursuant to a separation or divorce settlement. You assert that the requested relief is not intended to provide a means for Seligman or investors to circumvent the purposes of Section 205(a) of the Advisers Act or the requirements of Rule 205-3 under the Advisers Act. Moreover, you state that Seligman will comply with Section 205 of the Advisers Act and Rule 205-3 under the Advisers Act in performing under, renewing, or extending the terms of the Incentive Contract, with the exception that Permitted Transferees may be Fund shareholders.

In support of your proposal, you state that Rule 205-3(a) under the Advisers Act requires that "the client *entering into the contract* subject to [Section 205 of the Advisers Act be] a [Q]ualified [C]lient." In your view, this requirement is intended to apply to any investor who purchases investment company shares, but not to a Permitted Transferee who receives his or her shares as a result of a Permitted Transfer and who, therefore, is a passive assignee of an existing advisory contract. You acknowledge that a Permitted Transferee may not have the same degree of sophistication in financial matters as a Qualified Client and, in particular, may not fully understand the terms of a Performance Fee. Nevertheless, you argue that a Permitted Transferee does not need the protection of Section 205(a)(1) of the Advisers Act because he or she does not put his or her own money at risk, and is not making an investment decision, in connection with a Permitted Transfer.[5] Finally, you argue that disqualifying Seligman from charging a

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4 You have not requested, and we do not take, any position with respect to the Fund's procedures or this conclusion.

5 Under your proposal, no Permitted Transferee or other investor would be permitted to purchase Fund shares unless he or she is a Qualified Client at the time of the purchase. In addition, the Fund will not submit any matter relating to an increase in, or material amendment requiring shareholder approval to, the Performance Fee provisions of the Incentive Contract unless all of Seligman's clients (within the meaning of Rule 205-3) subject to the Incentive Contract are Qualified Clients as of the record date for the vote.

Performance Fee under Rule 205-3 in the situation described above would not further the purposes of the Advisers Act.[6]

Without necessarily agreeing with your legal analysis, we would not recommend enforcement action to the Commission under Section 205 of the Advisers Act if, based on the facts and representations set forth in your letter, Seligman performs under, renews, or extends the Incentive Contract with the Fund notwithstanding that Permitted Transferees are Fund shareholders. Our position is based in particular on your representations that: (i) no person, including a Permitted Transferee, may purchase shares of the Fund unless the person is a Qualified Client at the time of the purchase; (ii) Seligman will comply with Section 205 of the Advisers Act and Rule 205-3 under the Advisers Act in performing under, renewing, or extending the terms of the Incentive Contract, with the exception that Permitted Transferees may be Fund shareholders; and (iii) the Fund will not submit any matter relating to an increase in, or material amendment requiring shareholder vote to, the Performance Fee provisions of the Incentive Contract unless all of Seligman's clients (within the meaning of Rule 205-3) subject to the Incentive Contract are Qualified Clients as of the record date for the vote. Any different facts or representations may require a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not purport to express any legal or interpretive conclusion on the issue presented.

Wendy Finck Friedlander

Wendy Finck Friedlander
Senior Counsel

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6 *Cf.* Section 3(c)(1)(B) of the Investment Company Act (interests in a company that is excepted from the definition of "investment company" under Section 3(c)(1) of the Investment Company Act are deemed to be beneficially owned by the transferring shareholder, provided that the transfer was caused by legal separation, divorce, death, or other involuntary event), and Rule 3c-6 under the Investment Company Act (implementing the provisions of Section 3(c)(1)(B)). Section 3(c)(1) generally exempts from regulation under the Investment Company Act any issuer whose securities are beneficially owned by not more than 100 persons and which is not making, and does not presently propose to make, a public offering of its securities. Congress stated that Section 3(c)(1)(B) was intended to address situations in which an investment company is not making a public offering but may be beneficially owned by more than 100 persons "simply because of transfers which are neither within the issuer's control nor are voluntary on the part of the present beneficial holder. . . . Barring the issuer from relying upon section 3(c)(1) under such circumstances . . . would not further the purposes of the [Investment Company] Act." H.R. Rep. No. 1341, 96th Cong., 2d Sess. 36 (1980).

SULLIVAN & CROMWELL

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

Investment Advisers Act
of 1940: Rule 205-3

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

February 6, 2002

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: Douglas J. Scheidt,
Chief Counsel,
Division of Investment Management

Re: Seligman New Technologies Fund II, Inc.

Dear Mr. Scheidt:

We are writing on behalf of Seligman New Technologies Fund II, Inc. (the "Fund") to request your confirmation that the staff of the Commission would not recommend any enforcement action under Section 205(a) of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), or Rule 205-3 thereunder against the Fund, its investment manager, or any of their respective controlling persons if the Fund pays an incentive fee to its investment manager, and the investment manager performs under the management agreement providing for such incentive fee, at times when the Fund has shareholders who may not be "qualified clients" within the meaning of Rule 205-3 but who are "Permitted Transferees," provided that no matter relating to an increase in, or material amendment to the terms of, the Fund's incentive fee is submitted to a vote of the Fund's shareholders. For purposes of this letter, a "Permitted Transferee" is (i) any person who acquires shares of the Fund by gift or bequest or pursuant to an agreement relating to a legal separation or divorce, (ii) the estate of any shareholder, and (iii) any company established by a shareholder exclusively for the benefit of (or owned exclusively by) the shareholder, the shareholder's estate and/or persons described in clause (i) above.

The Fund is incorporated under the laws of the State of Maryland and is registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), as a non-diversified, closed-end, management investment company (File No. 811-9849). The Fund's investment manager is J. & W. Seligman & Co. Incorporated ("Seligman"), an investment adviser registered under the Advisers Act. On June 22, 2000, the Fund completed the initial public offering of its shares, which were registered under the Securities Act of 1933, as amended (the "Securities Act"), on Form N-2 (File No. 333-32222). The minimum investment permitted in the Fund's initial public offering was $25,000.

The Fund's shares are not listed on any securities exchange, and it is uncertain whether a secondary market will develop for the Fund's shares. In order to provide a limited degree of liquidity to shareholders, the Fund conducts quarterly repurchase offers for its shares pursuant to Rule 23c-3 under the Investment Company Act. The Fund may from time to time in the future offer and sell to existing shareholders additional shares in amounts approximately equal to the number of shares purchased by the Fund in its quarterly repurchase offers.

The Fund invests primarily in equity securities of public and private companies considered by Seligman to rely significantly on technological events or advances in their product development, production or operations. The Fund invests at least 80% of its total assets in equity securities of U.S. and non-U.S. companies. The Fund may invest in companies of any size, but generally invests at least 80% of its assets in small and medium-sized companies. The Fund is in the process of investing 50% of the proceeds of its initial offering in equity securities of privately owned technology companies that plan to conduct an initial public offering. Securities of such companies are expected to constitute a significant portion of the Fund's total assets over time. Further information about the Fund is provided in the Fund's final prospectus, dated June 19, 2000 (the "Prospectus").

Pursuant to the management agreement between the Fund and Seligman (the "Management Agreement"), the Fund has agreed to pay to Seligman an annual incentive fee generally equal to 15% of the sum of the Fund's net realized capital gains or losses and net investment income or loss for the year, reduced by the Fund's net unrealized depreciation from securities, subject to reduction for prior realized and unrealized losses that have not previously been offset against realized gains. The Fund also pays Seligman pursuant to the Management Agreement a management fee at an annual rate of 1.5% of the Fund's average daily net assets.

Section 205(a)(1) of the Advisers Act prohibits a registered investment adviser such as Seligman from entering into, performing, extending or renewing an investment advisory contract if such contract provides for compensation to the investment adviser on the basis of a share of capital gains upon or capital appreciation of the funds or any portion of the funds of the client. Section 205(b) contains certain exceptions to this prohibition, none of which is available to Seligman in respect of the incentive fee provided for in the Management Agreement. However, Section

205(e) permits the Commission to adopt rules (and, upon application, to grant orders) exempting persons or transactions from Section 205(a)(1) if the Commission determines that the subject advisory client "does not need the protections of subsection (a)(1) on the basis of such factors as financial sophistication, net worth, knowledge of and experience in financial matters, amount of assets under management, relationship with a registered investment adviser, and such other factors as the Commission determines are consistent with this section."

Pursuant to Section 205(e), the Commission has adopted Rule 205-3 under the Advisers Act. Rule 205-3 exempts an investment adviser from Section 205(a)(1) if its advisory client is a "qualified client," as defined in the rule.[1/] In the case of a registered investment company such as the Fund, the rule specifically provides that each equity owner of the company is considered a client for this purpose. Thus, Seligman may rely upon Rule 205-3 only if each transferee of the Fund is a qualified client. In order to establish compliance with Rule 205-3, the Fund's shares were offered and sold only to investors who were qualified clients at the time of their purchase of Fund shares. In addition, in order to maintain compliance with Rule 205-3, the Fund developed transfer restrictions and other

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1 Qualified clients include natural persons and companies that have at least $750,000 under the adviser's management; or that the adviser (and any person acting on the adviser's behalf) reasonably believes (i) to have a net worth (together, in the case of a natural person, with assets held jointly with a spouse) of more than $1,500,000 or (ii) to meet the standard for a "qualified purchaser" in the Investment Company Act and the rules thereunder. Qualified clients also include certain knowledgeable employees who participate in the adviser's investment activities.

procedures to be followed by the broker-dealers through which all of the Fund's shares must be held. The procedures are designed to ensure that each transferee of the Fund's shares is a qualified client.[2]

During the initial offering of the Fund's shares, we understand that the underwriters and Seligman received several inquiries from prospective investors who were concerned about the effect of the Fund's transfer restrictions on their ability to make gifts or bequests of the Fund's shares. The investors making the inquiries indicated that they were qualified clients, but the persons to whom they expected to make gifts or bequests might not be. The Fund's Prospectus states that, in accordance with the Fund's charter, the Fund will not permit any transfers, including transfers by gift or bequest, to a person who is not a qualified client, that any purported transfer to such a person will be void, and that the intended transferee will acquire no rights in the shares sought to be transferred. We understand from Seligman that this restriction dissuaded certain investors from investing in the Fund. Although the Fund successfully completed its initial public offering, it

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2 We note that the Fund's shareholders may include companies that are excluded from the definition of "investment company" under Section 3(c)(7) of the Investment Company Act ("Section 3(c)(7) Companies"). We believe that Rule 205-3 under the Advisers Act does not require Seligman to "look through" such a Section 3(c)(7) Company that is itself a qualified purchaser under Section 2(a)(51)(A) of the Investment Company Act to determine whether that company's equity owners are also qualified clients. In addition, we believe that Rule 205-3 does not prohibit transfers of equity securities of such 3(c)(7) companies by their owners, although the transferees must be qualified purchasers for those companies to ensure the continuation of their status under Section 3(c)(7).

is concerned that the transfer restriction may dissuade shareholders and potential shareholders from acquiring additional shares in any future offerings, or influence their decision to tender shares into repurchase offers. The Fund is of the view that it would be consistent with the protection of investors and the policies of the Advisers Act (as well as in the best interests of its shareholders) if Seligman continues to rely upon Rule 205-3 notwithstanding that Permitted Transferees, regardless of whether they are qualified clients, may be Fund shareholders. The Fund would inform shareholders of the ability to transfer shares to Permitted Transferees in its periodic reports to shareholders and, in the event of a future offering, in its prospectus.

In addition, the Fund is concerned that, although the Fund's existing transfer restrictions, and its ability to enforce them, were clearly disclosed in the Prospectus, there may be shareholder relations problems if the type of transfers discussed herein are not permitted.

The Fund wishes to emphasize that its shares were marketed as a long-term investment with very limited liquidity. The Fund believes that most of its shareholders purchased shares with the intent of holding them for an extended period. The relief requested in this letter is intended to accommodate transfers by gift or bequest, for estate planning purposes or pursuant to a divorce settlement. The relief is not in any way intended to provide a means for Seligman or investors to circumvent the purposes of Section 205(a) or the requirements of Rule 205-3. Seligman will comply with Section 205 of the Advisers Act and Rule 205-3 thereunder in performing under, renewing, or extending the terms of the Management Agreement, with the exception that Permitted Transferees may be Fund shareholders.

For these reasons, the Fund respectfully requests that the staff of the Commission confirm that it will not recommend any enforcement action against the Fund, Seligman, or any of their respective controlling persons if Seligman continues to perform under the Management Agreement at times when the Fund has shareholders who may not be qualified clients within the meaning of Rule 205-3 but who are Permitted Transferees, provided that no matter relating to an increase in, or material amendment to the terms of, the Fund's incentive fee is submitted to a vote of the Fund's shareholders. We believe that the relief requested would be appropriate for the reasons set out below.

As a threshold matter, we believe it is reasonable to interpret the qualified client requirement in Rule 205-3 as applying by its terms only to purchases for value of shares and not to other transfers. The text of Rule 205-3(a) requires that "the client entering into the contract subject to this section [be] a qualified client." (emphasis added.) As noted above, for purposes of Rule 205-3, the term "client," in the case of a registered investment company, means each equity owner of the company. There is, however, no discussion in the rule or the releases proposing, adopting and amending it[3] of when such a client is deemed to enter into a contract with the investment company's adviser. In our view, it is clear that the

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3 Rule 205-3 was initially proposed in Release No. IA-961 (Mar. 15, 1985) and adopted in Release No. IA-996 (Nov. 26, 1985). Amendments were proposed in Release No. IA-1601 (Dec. 20, 1996) and adopted in Release No. IA-1633. Further amendments were proposed in Release No. IA-1682 (Nov. 13, 1997) and adopted in Release No. IA-1731 (Jul. 15, 1998).

standard called for by the rule is intended to apply to investors who purchase shares and, consistent with that approach, an advisory contract can be understood to take effect in respect of the owner of any particular share when that share is initially purchased. It is the purchaser who makes an investment decision, and it is accordingly purchasers of the Fund's shares whom Rule 205-3 is intended to protect by requiring that each client be a qualified client.

While the rule provides that a transferee of a share is a "client" of the investment company's adviser, we do not believe that the non-volitional acquisition of a publicly offered security should be deemed to constitute the "entering into" of an advisory contract. In particular, we believe that persons who become shareholders as a result of a gift or an involuntary transfer should more properly be viewed as passive assignees of an existing advisory contract. Such shareholders do not make an investment decision - indeed, in many instances such shareholders may be unaware of the Fund's existence until they learn of the gift or bequest.[4] Nor, by definition, do they put their own money at risk in acquiring shares of the Fund. As a

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4 The Fund acknowledges that, in the case of certain negotiated divorce settlements, the transferee may arguably make some form of an investment decision to accept shares of the Fund as opposed to other assets. However, the Fund is strongly of the view that there are compelling public policy reasons why its shares should not be effectively "ring fenced" from inclusion in divorce settlements, and that such situations are readily distinguishable from most types of investment decisions. We note that paragraph (a)(1) of Investment Company Act Rule 3c-6 (which is discussed later in this letter) includes in the definition of "donee" a person who acquires a security "pursuant to an agreement relating to a legal separation or divorce."

result, they do not require the protections of Section 205(a)(1) of the Advisers Act. The Fund sees no reason why Seligman should be disqualified from relying upon Rule 205-3 solely because a Permitted Transferee is not a qualified client. This view is not dependent upon the status of the transferor as a qualified client but, as explained above, arises from the absence of an investment decision by the transferee and the fact that the transferee's money is not put at risk. By the same logic, we believe that one Permitted Transferee should be able to transfer shares of the Fund (whether or not the transferring Permitted Transferee is a qualified client at the time of transfer) to another Permitted Transferee without impairing the Fund's ability to pay an incentive fee or Seligman's ability to perform under the Management Agreement.

In adopting Rule 205-3, the Commission stated that its rationale was to

> permit clients who are financially experienced and able to bear the risks associated with performance fees to have the opportunity to negotiate compensation arrangements which they and their advisers consider appropriate. The Commission believes that the conditions of the rule provide alternative safeguards to the statutory prohibition. The rule should result in more competition among advisers and more flexibility for investors without sacrificing investor protections.[5]

We believe it is consistent with this approach for the Fund to permit Permitted Transferees, irrespective of whether they are qualified clients, to own shares of the Fund. A Permitted Transferee could not, however, make any purchases of shares of the Fund in reliance upon the relief requested

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5 Release No. IA-996 (Nov. 26, 1985).

by this letter; purchases of shares would be permitted to be made only by qualified clients. Moreover, sales of Fund shares by a Permitted Transferee could be made only to a transferee who is a qualified client.

The Fund acknowledges that Permitted Transferees who are not qualified clients may not have the same degree of sophistication in financial matters as qualified clients and, in particular, may not fully understand the details of the calculation of Seligman's incentive fee. As discussed above, the Fund does not believe that, in the case of involuntary transfers, a possible lack of sophistication on the part of the transferee should be of concern because no investment decision is made. However, if a circumstance were to arise in which shareholders of the Fund were asked to vote on matters relating to an increase in, or material amendment to the terms of, the Fund's incentive fee, the Fund believes that the financial sophistication of its shareholders could be of great importance to their ability to cast an informed vote. For this reason, the Fund will not submit any matter relating to an increase in, or material amendment to the terms of, the incentive fee to a shareholder vote unless all of Seligman's clients (within the meaning of Rule 205-3) subject to the incentive fee are qualified clients as of the record date for the vote.

We have been unable to identify any situations in which the Commission or its staff has granted relief under Rule 205-3 in respect of this class of transferees. However, at the direction of Congress, the Commission has granted relief in respect of gifts and involuntary transfers in the related context of private investment companies, where the effect of such transfers could be to deprive an issuer of its exception from the definition of "investment company" under the Investment Company Act and, thus, its exemption from the registration requirements of that Act.[6]

Section 3(c)(1) of the Investment Company Act excepts from the definition of "investment company" any issuer whose outstanding securities (other than short-term paper) are beneficially owned by not more than 100 persons and which is neither making nor proposes to make a public offering of its securities (a "Section 3(c)(1) Company"). A Section 3(c)(1) Company must monitor all transfers of its interests to ensure that the number of its beneficial owners does not exceed 100.

Section 3(c)(1) provides that beneficial ownership by a person acquiring securities as a result of involuntary transfers will be deemed beneficial ownership by the transferor, pursuant to rules to be adopted by the Commission.[7] In 1997, the Commission adopted Rule 3c-6 under the Investment Company Act to implement this provision. Rule 3c-6 in effect provides that, with respect to Section 3(c)(1) Companies, beneficial ownership by a transferee will be deemed beneficial ownership by the transferor if the transferee is (i) a person who acquires a security as a gift or bequest or pursuant to an agreement relating to a legal separation or divorce (a "Rule 3c-6 Donee"), (ii) the estate of the transferor, or (iii) a company established by the transferor exclusively for the benefit of, or owned exclusively by, the transferor, the

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6 Section 3(c)(1) of the Investment Company Act provides an exclusion from the definition of investment company, whereas Rule 205-3 under the Advisers Act provides an exception from the prohibition in Section 205(a)(1) on incentive compensation for registered advisers.

7 Section 3(c)(1) directs the Commission to adopt such rules.

estate of the transferor and Rule 3c-6 Donees. The rule does not limit subsequent transfers by such transferees that are in the form of a gift or bequest.[8]

The relief requested under Rule 205-3 is of similar effect to the relief provided by Rule 3c-6 under Section 3(c)(1). While Section 205 of the Advisers Act does not contain a provision analogous to those in Section 3(c)(1) of the Investment Company Act directing the Commission to adopt rules in respect of involuntary transfers, Section 205(e) does contain broad exemptive authority as described above.[9] The standard specified by Congress in Section 3(c)(1) for the Commission's rules respecting such transfers is that they be necessary or appropriate in the public interest or for the protection of investors.[10] Section 205(e) of the Advisers Act requires a

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8 Release No. IC-22597 (Apr. 3, 1997) at Part III.C.

9 Section 206A of the Advisers Act gives the Commission broad authority to grant exemptions from any provision of the Advisers Act. However, we believe that the relief requested falls more appropriately under Section 205(e) because Section 205(e) applies specifically to the prohibition on incentive fees in Section 205(a)(1) and because Section 205(e) articulates factors to be considered by the Commission in granting exemptions from Section 205(a)(1). Moreover, Rule 205-3, which establishes the qualified client requirement from which relief is sought, was itself adopted under Section 205(e).

10 Section 3(c)(1)(B) additionally requires that such rules be consistent with the purposes fairly intended by the policy and provisions of the Investment Company Act. In this regard, the legislative history of Section 3(c)(1)(B) clearly indicates that Section 3(c)(1) should not become unavailable if a private investment company is beneficially owned by more than (continued...)

determination that a person does not need the protections of Section 205(a)(1).[11] As discussed earlier, we believe that a transferee by gift or involuntary transfer of an interest in a fund with an advisory contract subject to Rule 205-3 does not need the protections of Section 205(a)(1) because the transferee is not making an investment decision and is not putting the transferee's own money at risk; we therefore believe that it would be "appropriate in the public interest and for the protection of investors" to permit such transfers without additional rulemaking.[12] We also believe that disqualifying Seligman from charging an incentive fee under Rule 205-3 in the particular situation described would not further the purposes of the Advisers Act. Accordingly, we respectfully request that the staff confirm that it would

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10 (...continued) 100 persons "simply because of transfers which are neither within the issuer's control nor are voluntary on the part of the present beneficial holder . . .. Barring the issuer from relying upon Section 3(c)(1) under such circumstances . . . would not further the purposes of the [Investment Company] Act." H.R. Rep. No. 1341, 96th Cong., 2d Sess. at 36 (1980).

11 In this regard, we note that Rule 205-3 was amended in 1998 to eliminate prior requirements that an adviser provide certain disclosure to clients and that an adviser reasonably believe that a contract represents an arm's length arrangement and that the client understands the method of compensation and its risks. The Commission removed these provisions because it believed that, in light of the other protections provided by the Advisers Act, a client that meets the financial eligibility requirements of the rule "may not need the protections of the rule." Release No. IC-1731 (Jul. 15, 1998) at Part II.A.

12 While the standard of Section 3(c)(1) does not apply to this request for relief, we are of the view that it is fully met.

not recommend any enforcement action under Section 205(a) or Rule 205-3 against the Fund, Seligman, or any of their respective controlling persons under the particular circumstances described in this letter.

* * *

Please contact the undersigned at (212) 558-3866 or Donald R. Crawshaw or Frederick Wertheim of this office at (212) 558-4016 and (212) 558-4974, respectively, if you have any questions concerning the foregoing request.

Very truly yours,

John E. Baumgardner, Jr.

John E. Baumgardner, Jr.

cc: Frank J. Nasta, Esq.
(J. & W. Seligman & Co. Incorporated)